PETERSEN & FEFER
Attorneys at Law

Telephone 4126 684-0500	Chateau de Barbereche	Facsimile 4126 684-0505
Switzerland 1783 Barbereche
Houston Voicemail/Fax	E-mail	New York Voicemail/Fax
(281) 596-4545	jlp@ipo-law.com	(212) 401-4750

April 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Axion Power International, Inc. (the “Company”)
Form SB-2 Registration Statement Under the Securities Act of 1933

Gentlemen and Ladies:

This office represents the above named issuer in connection with certain legal matters, including compliance with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. The enclosed Form SB-2 Registration Statement relates to:

•	1,110,800 shares of common stock owned by selling stockholders;

•	1,880,344 shares of common stock issuable upon conversion of preferred stock; and

•	3,502,900 shares of common stock issuable upon exercise of warrants and options.

The filing fees specified in the Rules of the Commission should be deducted from the Company’s account.

In January of this year, the Company received an order of effectiveness with respect to a similar registration statement on Form S-1 (File No. 333 -118745). The staff reviewer on the earlier registration was Johanna Losert,

Please leave a message on my New York voicemail (212) 401-4750 if you have any questions respecting the filing or require additional information or clarification. I remain,

Very truly yours,
/s/ John L. Petersen
John L. Petersen